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                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of July 23, 1998

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


         Form 20-F   X                                        Form 40-F _____
                  _______


         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
             ______

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


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           COMPANY ANNOUNCEMENTS OFFICE OF THE LONDON STOCK EXCHANGE

                                 SCHEDULE 11
          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1.   Name of company:

     MICRO FOCUS GROUP PLC

2.   Name of director:

     J SIDNEY WEBB

3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:

     SAME AS 2 ABOVE

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):


6.   Please   state  the  nature  of  the   transaction.  For  PEP  transactions
     please indicate whether general/single co PEP and if discretionary/non discretionary:


7.   Number of shares/amount of stock acquired:


8.   Percentage of issued class:


9.   Number of shares/amount of stock disposed:


10.  Percentage of issued class:


11.  Class of security:

     N/A

12.  Price per share:

     N/A

13.  Date of transaction:

     N/A

14.  Date company informed:

     N/A

15.  Total holding following this notification:


16.  Total percentage holding of issued class following this notification:


If a director has been granted options by the company, please complete the following fields:


17.  Date of grant:

     22ND JULY 1998

18.  Period  during  which or date on which  exercisable:

     25% VESTS ON GRANT ANNIVERSARY EACH YEAR  - LAPSE DATE 22ND JULY 2008

19.  Total amount paid (if any) for grant of the option:

     NIL

20.  Description  of shares or  debentures  involved:  class,  number:

     53,500 2P ORDINARY SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

     GBP 4.85

22. Total number of shares or debentures over which options held following this notification:

     53,500

23.  Contact name for queries:

     KARIN WATT

24.  Contact telephone number:

     01635 565489

25.  Name of company official responsible for making notification:

     KARIN WATT

26.  Additional Information:



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            COMPANY ANNOUNCEMENTS OFFICE OF THE LONDON STOCK EXCHANGE

                                 SCHEDULE 11
          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1.   Name of company:

     MICRO FOCUS GROUP PLC

2.   Name of director:

     J SIDNEY WEBB

3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:

     SAME AS 2 ABOVE

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):


6.   Please   state  the  nature  of  the   transaction.  For  PEP  transactions
     please indicate whether general/single co PEP and if discretionary/non discretionary:


7.   Number of shares/amount of stock acquired:


8.   Percentage of issued class:


9.   Number of shares/amount of stock disposed:


10.  Percentage of issued class:


11.  Class of security:

     N/A

12.  Price per share:

     N/A

13.  Date of transaction:

     N/A

14.  Date company informed:

     N/A

15.  Total holding following this notification:


16.  Total percentage holding of issued class following this notification:


If a director has been granted options by the company, please complete the following fields:


17.  Date of grant:

     22ND JULY 1998

18.  Period  during  which or date on which  exercisable:

     20%  VESTS  EACH  YEAR COMMENCING 2ND DEC 1998 - LAPSE DATE 22ND JULY 2008

19.  Total amount paid (if any) for grant of the option:

     NIL

20.  Description  of shares or  debentures  involved:  class,  number:

     53,500 2P ORDINARY SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

     GBP 4.85

22. Total number of shares or debentures over which options held following this notification:

     53,500

23.  Contact name for queries:

     KARIN WATT

24.  Contact telephone number:

     01635 565489

25.  Name of company official responsible for making notification:

     KARIN WATT

26.  Additional Information:

       AMENDMENT TO VESTING SCHEDULE ON EARLIER ANNOUNCEMENT

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  Micro Focus Group Public Limited Company
                                               (Registrant)


Date: July 24, 1998
                                  By: /s/ Richard Van Hoesen
                                      --------------------------------------
                                      Richard Van Hoesen
                                      Senior Vice President, Chief Financial
                                      Officer and Secretary